Exhibit 4.7

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

    As of the date of the Annual Report on Form 10-K of which this exhibit is a part, Apollo Global Management Inc. (“Apollo”, “AGM,” “we,” “us,” “our,” and the “Company”) has three classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

•our common stock, par value $0.00001 per share (“common stock”);
•our 6.75% Series A Mandatory Convertible Preferred Stock, par value $0.00001 per share (“Series A Mandatory Convertible Preferred Stock”); and
•our 7.625% Fixed-Rate Resettable Junior Subordinated Notes due 2053 (“2053 Junior Subordinated Notes”).
This description is intended as a summary and is qualified in its entirety by reference to (i) in the case of our capital stock, the provisions of our amended and restated certificate of incorporation, as amended, including the certificate of designations of the Series A Mandatory Convertible Preferred Stock (the “certificate of designations” and, collectively, our “certificate of incorporation”) and our amended and restated bylaws (our “bylaws”), copies of which have been filed as exhibits to our Current Report on Form 8-K12B filed with the Securities and Exchange Commission (the “SEC”) on January 3, 2022 and our Current Report on Form 8-K filed with the SEC on August 11, 2023 and (ii) in the case of our 2053 Junior Subordinated Notes, the indenture dated as of August 23, 2023, by and among AGM, each of the guarantors named therein (the “Guarantors”) and U.S. Bank Trust Company, National Association, as trustee (the “2053 Indenture”), and the form of 2053 Junior Subordinated Notes, copies of which have been filed as exhibits to our Current Report on Form 8-K filed with the SEC on August 23, 2023.

Our common stock, Series A Mandatory Convertible Preferred Stock and 2053 Junior Subordinated Notes are listed on the New York Stock Exchange under the ticker symbols “APO,” “APO.PRA” and “APOS,” respectively.

CAPITAL STOCK
General

    Pursuant to our certificate of incorporation, our authorized capital stock consists of 100,000,000,000 shares, which is divided into two classes as follows:

•	90,000,000,000 shares of common stock, par value of $0.00001 per share (“common stock”); and

•	10,000,000,000 shares of preferred stock, $0.00001 par value per share (“preferred stock”), which may be designated from time to time in accordance with Article IV of our certificate of incorporation and of which 25,000,000 shares are designated as “6.75% Series A Mandatory Convertible Preferred Stock.”

Common Stock

Economic Rights

Dividends. Subject to preferences that apply to shares of Series A Mandatory Convertible Preferred Stock and any other shares of our preferred stock outstanding at the time, the holders of our common stock (the “Common Stockholders”) are entitled to receive dividends out of funds legally available therefor if our board of directors, in its sole discretion, determines to declare and pay dividends and then only at the times and in the amounts that our board of directors may determine.

Liquidation. If we become subject to an event giving rise to our dissolution, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time ranking on parity with our common stock with respect to such distribution, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of, and the payment of liquidation preferences, if any, on shares of Series A Mandatory Convertible Preferred Stock and any other outstanding shares of our preferred stock.

Voting Rights

Except as required by the Delaware General Corporation Law (the “DGCL”) or as expressly otherwise provided in our certificate of incorporation, each Common Stockholder is entitled to vote on any matter submitted to our stockholders generally. Each holder of a share of our common stock is entitled, in respect of each share of our common stock that is outstanding in his, her or its name on our books, to one vote on all matters on which holders of our common stock are entitled to vote. Common Stockholders have no voting, approval or consent rights in respect of any amendments to our certificate of incorporation (including any certificate of designation relating to any series of our preferred stock) that relates solely to the terms of one or more outstanding series of our preferred stock on which the holders of such affected series of our preferred stock are entitled to vote.

Our certificate of incorporation provides that the number of authorized shares of any class of stock, including our common stock, may be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of the holders of a majority in voting power of the then outstanding shares of capital stock entitled to vote thereon.
No Preemptive or Similar Rights
Our common stock is not entitled to preemptive or similar rights.

Preferred Stock
Our board of directors is authorized, subject to limitations prescribed by Delaware law, to provide, out of the unissued shares of our preferred stock, for one or more series of our preferred stock, to fix the designation, powers (including voting powers), preferences and relative, participating, optional and other special rights of, and the qualifications, limitations or restrictions thereof, such series of our preferred stock and the number of shares of such series, in each case without further vote or action by our stockholders (except as may be required by the terms of our certificate of incorporation and any certificate of designation relating to any series of our preferred stock our preferred stock then outstanding). Our board of directors can also increase (but not above the total number of shares of our preferred stock then authorized and available for issuance and not committed for other issuance) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series of our preferred stock. Our board of directors may authorize the issuance of our preferred stock with voting or conversion rights that could dilute or have a detrimental effect on the proportion of voting power held by, or other relative rights of, the holders of our common stock. The issuance of our preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in the control of AGM and might adversely affect the market price of our common stock.

There are no shares of our preferred stock outstanding other than as described herein.
Series A Mandatory Convertible Preferred Stock
On August 11, 2023, AGM issued 28,750,000 shares of Series A Mandatory Convertible Preferred Stock.
Economic Rights
Dividends. Dividends on the Series A Mandatory Convertible Preferred Stock are payable on a cumulative basis when, as and if declared by our board of directors out of funds legally available, at a rate per annum equal to 6.75% on the liquidation preference of $50.00 per share, and may be paid in cash or, subject to certain limitations, in shares of common stock or, subject to certain limitations, any combination of cash and shares of common stock. If declared, dividends on the Mandatory Convertible Preferred Stock are payable quarterly on January 31, April 30, July 31 and October 31 of each year (each a “Dividend Payment Date”), having commenced on October 31, 2023.
Liquidation. Upon any voluntary or involuntary liquidation, winding-up or dissolution, each holder of the Series A Mandatory Convertible Preferred Stock will be entitled to receive a liquidation preference in the amount of $50.00 per share of Series A Mandatory Convertible Preferred Stock, plus an amount equal to accumulated and unpaid dividends on such shares, whether or not declared, to, but excluding, the date fixed for liquidation, winding-up or dissolution, to be paid out of our assets legally available for distribution to Common Stockholders after satisfaction of debt and other liabilities owed to our creditors and holders of shares of our capital stock ranking senior to the Series A Mandatory Convertible Preferred Stock and before any payment or distribution is made to holders of any capital stock ranking junior to the Series A Mandatory Convertible Preferred Stock, including, without limitation, our common stock.
Ranking
Each share of Series A Mandatory Convertible Preferred Stock is identical in all respects to every other share of Series A Mandatory Convertible Preferred Stock. The Series A Mandatory Convertible Preferred Stock, with respect to dividend rights and/or distribution rights upon the liquidation, winding-up or dissolution, as applicable, of AGM, rank (i) senior to our common stock and each other class or series of Junior Stock (as defined in the certificate of designations), (ii) on parity with each class or series of Parity Stock (as defined in the certificate of designations), (iii) junior to each class or series of Senior Stock (as defined in the certificate of designations) and (iv) junior to our existing and future indebtedness and other liabilities. In addition, with respect to dividend rights and distribution rights upon the liquidation, winding-up or dissolution of AGM, the Series A Mandatory Convertible Preferred Stock will be structurally subordinated to any existing and future indebtedness and other liabilities of each of its subsidiaries.
Conversion Rights
Unless converted earlier in accordance with the terms of Series A Mandatory Convertible Preferred Stock, each share of the Series A Mandatory Convertible Preferred Stock will automatically convert on the mandatory conversion date, which is expected to be July 31, 2026, into between 0.5052 shares and 0.6062 shares of our common stock, in each case, subject to customary anti-dilution adjustments described in our certificate of designations. The number of shares of common stock issuable upon conversion will be determined based on the average volume weighted average price per share of common stock over the 20 consecutive trading day period beginning on, and including, the 21st scheduled trading day immediately prior to July 31, 2026.

Holders of the Series A Mandatory Convertible Preferred Stock will have the option to convert all or any portion of their shares of Series A Mandatory Convertible Preferred Stock at any time prior to the mandatory conversion date. Early conversions that are not in connection with a Fundamental Change (as defined in the certificate of designations) will be settled at the minimum conversion rate of 0.5052 shares of common stock per share of Series A Mandatory Convertible Preferred Stock (subject to anti-dilution adjustments). In addition, the conversion rate applicable to any such early conversion may in certain circumstances be increased to compensate holders of the Series A Mandatory Convertible Preferred Stock for certain unpaid accumulated dividends.
If a Fundamental Change occurs on or prior to July 31, 2026, then holders of the Series A Mandatory Convertible Preferred Stock will be entitled to convert all or any portion of their Series A Mandatory Convertible Preferred Stock at the Fundamental Change Conversion Rate (as defined in the certificate of designations) for a specified period of time and to also receive an amount to compensate them for certain unpaid accumulated dividends and any remaining future scheduled dividend payments.
Voting Rights
Except as specifically required by Delaware law or our certificate of incorporation, and except for the limited voting and consent rights described herein, the holders of the Series A Mandatory Convertible Preferred Stock will have no voting rights or powers.
    Whenever dividends on any shares of the Series A Mandatory Convertible Preferred Stock have not been declared and paid for the equivalent of six or more dividend periods, whether or not for consecutive dividend periods, the authorized number of directors on our board of directors will, at the next annual meeting of stockholders or at a special meeting of stockholders, automatically be increased by two, and the holders of the Series A Mandatory Convertible Preferred Stock, voting together as a single class with holders of any and all other series of Voting Preferred Stock (as defined in the certificate of designations) then outstanding, will be entitled, at our next annual meeting of stockholders or at a special meeting of stockholders, if any, to vote for the election of a total of two additional members of our board of directors, subject to certain limitations.
So long as any shares of Series A Mandatory Convertible Preferred Stock are outstanding, the affirmative vote or consent of holders of at least two-thirds in voting power of the outstanding shares of Series A Mandatory Convertible Preferred Stock and all other series of Voting Preferred Stock at the time outstanding and entitled to vote thereon, voting together as a single class, is required to:
•amend or alter the provisions of our certificate of incorporation so as to authorize or create, or increase the authorized number of, any class or series of Senior Stock;
•amend, alter or repeal the provisions of our certificate of incorporation so as to adversely affect the special rights, preferences or voting powers of the Series A Mandatory Convertible Preferred Stock; or
•consummate a binding share exchange or reclassification involving the shares of the Series A Mandatory Convertible Preferred Stock, a merger or consolidation of us with another entity or a conversion of AGM or domestication in or transfer to a foreign jurisdiction, unless, in each case: (i) the shares of Series A Mandatory Convertible Preferred Stock remain outstanding following the consummation of such binding share exchange, reclassification, merger or consolidation or, in the case of (x) any such merger or consolidation with respect to which we are not the surviving or resulting entity (or in which the Series A Mandatory Convertible Preferred Stock is otherwise exchanged or reclassified) or (y) any such conversion, domestication or transfer, are converted or reclassified into or exchanged for preference securities of the surviving or resulting entity, of the converted, domesticated or transferred entity or, in either case, such entity’s ultimate parent; and (ii) the shares of Series A Mandatory Convertible Preferred Stock that remain outstanding or such shares of preference securities, as the case may be, have such rights, preferences and voting powers that, taken as a whole, are not materially less favorable to the holders thereof than the rights, preferences and voting powers, taken as a whole, of the Series A Mandatory Convertible Preferred Stock immediately prior to the consummation of such transaction, in each case, subject to certain exceptions.
Priority of Dividends
So long as any share of Series A Mandatory Convertible Preferred Stock remains outstanding, no dividend or distribution may be declared or paid on our common stock or any other class or series of Junior Stock (as defined in the certificate of designations), and no shares of our common stock or any other class or series of Junior Stock or Parity Stock (as defined in the certificate of designations) may be, directly or indirectly, purchased, redeemed or otherwise acquired for consideration by AGM or any of its subsidiaries unless, in each case, all accumulated and unpaid dividends for all preceding dividend periods have been declared and paid in full in cash, shares of our common stock or a combination thereof, or a sufficient sum of cash or number of shares of our common stock has been set apart for the payment of such dividends, on all outstanding shares of Series A Mandatory Convertible Preferred Stock, subject to certain exceptions.
When dividends on shares of Series A Mandatory Convertible Preferred Stock (i) have not been declared and paid in full on any Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from such Dividend Payment Dates, on a dividend payment date falling within a regular dividend period related to such Dividend Payment Date), or (ii) have been declared but a sum of cash or number of shares of our common stock sufficient for payment thereof has not been set aside for the benefit of the holders of Series A Mandatory Convertible Preferred Stock thereof on the applicable Regular Record Date (as defined in the certificate of designations), no dividends may be declared or paid on any shares of Parity Stock unless dividends are declared on the shares of Series A Mandatory Convertible Preferred Stock such that the respective amounts of such dividends declared on the shares of Series A Mandatory Convertible Preferred Stock and such shares of Parity Stock will be allocated pro rata among the holders of the shares of Series A Mandatory Convertible Preferred Stock and the holders of any shares of Parity Stock then outstanding.
Anti-Takeover Provisions
Our certificate of incorporation and bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change in control or other unsolicited acquisition proposal, and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of our company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of the New York Stock Exchange which would apply so long as the shares of our common stock remain listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of our common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
Our board of directors may generally issue shares of one or more series of preferred stock on terms designed to discourage, delay or prevent a change of control of us or the removal of our management. Moreover, our authorized but unissued shares of preferred stock are available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.
One of the effects of the existence of authorized and unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Business Combinations
We are subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a “business combination” with an “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (but not for purposes of determining the number of shares owned by the interested stockholder) (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least sixty-six and two-thirds (66 2/3)% of the outstanding voting stock which is not owned by the interested stockholder.
Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder (other than on other than a pro rata basis with other stockholders). Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, “owns” or if such person is an affiliate or associate of the corporation, within three years prior to the determination of interested stockholder status, did “own” 15% or more of a corporation’s outstanding voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. Accordingly, Section 203 could have an anti-takeover effect with respect to certain transactions our board of directors does not approve in advance or certain transactions with “interested stockholders” who have not been approved by the board of directors prior to becoming and interested stockholder. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors to avoid the restrictions on business combinations that would apply if the stockholder became an interested stockholder. However, Section 203 also could discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Series A Mandatory Convertible Preferred Stock
Holders of our Series A Mandatory Convertible Preferred Stock have the right to convert their shares upon the occurrence of a “Fundamental Change,” which could have the effect of discouraging third parties from pursuing certain transactions with us, which may otherwise be in the best interest of our stockholders. See “Preferred Stock” above.
Election of directors
Directors are elected at an annual meeting of our stockholders. Subject to the rights of the holders of preferred shares, properly brought before the meeting and, subject to the rights of the holders of any series of preferred stock with respect to any director elected by holders of preferred stock, in an uncontested election, directors are elected by a majority of the votes cast by the holders of our outstanding shares of capital stock present in person or represented by proxy and entitled to vote on the election of directors at such annual meeting. In a contested election, directors are elected by a plurality of the votes cast by the holders of our outstanding shares of capital stock present in person or represented by proxy and entitled to vote on the election of directors at such annual meeting. However, if a director is not re-elected by a majority of the votes cast, such director shall offer to tender his or her resignation to our board of directors and the Nominating and Corporate Governance Committee of the board of directors will make a recommendation to the board of directors on whether to accept or reject the resignation, or whether other action should be taken. In this case, the board of directors (excluding the director tendering his or her resignation) will act on the Nominating and Corporate Governance Committee’s recommendation and publicly disclose its decision and the rationale behind it within ninety (90) days from the date of the certification of the election results. The time, date and place of the annual meeting will be fixed by the board of directors. See also “Series A Mandatory Convertible Preferred Stock – Voting Rights” above.
Removal of Directors
Any director or the whole board of directors (other than a director elected by holders of preferred stock) may be removed, with or without cause, at any time, by the affirmative vote of the holders of a majority in voting power of the outstanding shares of our common stock and any full voting preferred stock entitled to vote thereon, voting together as a class.
Vacancies; Newly Created Directorships
In addition, our certificate of incorporation also provides that, subject to the terms and conditions of the stockholder agreements and the rights granted to one or more series of our preferred stock then outstanding, any vacancies on our board of directors may only be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director. Our certificate of incorporation further provides that, subject to the rights granted to one or more series of our preferred stock then outstanding, any newly created directorship on the board of directors that results from an increase in the number of directors may only be filled by the affirmative vote of a majority of the directors in office, provided that a quorum is present. However, if there are no directors in office, then an election of directors may be held in accordance with the DGCL.
Requirements for Advance Notification of Stockholder Proposals and Nominations; Proxy Access
Our bylaws establish advance notice procedures with respect to stockholder proposals and stockholder nominations of persons for election to our board of directors. Generally, to be timely, a stockholder’s notice of a stockholder proposal or nomination must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. Our bylaws allow our board of directors to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business or nominations at a meeting if the rules and regulations are not followed. These provisions may deter, delay or discourage a potential acquirer from attempting to influence or obtain control of our company.
Our bylaws also contain a “proxy access” provision that permits a stockholder or group of up to 20 stockholders owning 3% or more of our outstanding common stock continuously for at least three years to nominate and include in our proxy materials director nominees up to the greater of two or 20% of the number of directors on our board (subject to certain adjustments and other conditions), provided the stockholder(s) and the nominee(s) satisfy the requirements specified in our bylaws.
Special stockholder meetings
Our certificate of incorporation provides that, subject to the rights of the holders of any series of our preferred stock, special meetings of our stockholders may be called at any time only by or at the direction of our board of directors or by our secretary upon proper written request in accordance with the procedures set forth in our bylaws of stockholders who beneficially own 25% or more of the voting power of the outstanding shares of our common stock.

Stockholder action by written consent
Pursuant to Section 228 of the DGCL, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted and such written consent or consents are delivered in accordance with Section 228 of the DGCL, unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not permit our common stockholders to act by written consent lieu of a meeting of stockholders.
Choice of forum
Unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is, to the fullest extent permitted by law, the sole and exclusive forum for:
(i) any derivative action or proceeding brought on our behalf;
(ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, other employees or stockholders to us or our stockholders;

(iii) any action asserting a claim arising pursuant to any provision of the DGCL, our certificate of incorporation or the bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or
(iv) any action asserting a claim related to or involving us that is governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. The exclusive forum provision also provides that it will not apply to claims arising under the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction, for which the federal district courts of the United States of America will be the exclusive forum for the resolution of such claims. Stockholders cannot waive, and are not deemed to have waived under the exclusive forum provision, our compliance with the federal securities laws and the rules and regulations thereunder. However, the enforceability of similar forum provisions in other corporations’ certificates of incorporation have been challenged in legal proceedings and it is possible that a court could find these types of provisions to be unenforceable.
Stockholders Agreement
In connection with the consummation of the mergers and the corporate governance updates, each of Leon Black, Marc Rowan and Joshua Harris (the “Former Managing Partners,” and each a “Former Managing Partner”) entered into a stockholder agreement with AGM. Under the terms of such agreement, each Former Managing Partner, for so long as he and/or his family group beneficially owns at least $400 million in value or 10 million in number of shares of our common stock (the “Ownership Threshold”), have the right to be (or to have his designee) nominated by our board of directors to be elected a director of AGM. In furtherance of such right, AGM is required to recommend that our stockholders vote in favor of the Former Managing Partners (or their designees, as applicable) and otherwise take reasonable action to support their nomination and election (including by filling vacancies on our board of directors, if necessary). Under the stockholders agreement, each Former Managing Partner is obligated to vote all our voting shares held by him or his family group in favor of the election of the other Former Managing Partners (or their designees, as applicable). The stockholders agreement also provides that, for so long as each Former Managing Partner serves on our board of directors and he and/or his family group meets the Ownership Threshold, such Former Managing Partner (but not his designee) is also entitled to serve on the executive committee of the board of directors.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock and Series A Mandatory Convertible Preferred Stock is Equiniti Trust Company, LLC.

2053 JUNIOR SUBORDINATED NOTES
General
On August 23, 2023, we issued $600,000,000 aggregate principal amount of our 2053 Junior Subordinated Notes, in denominations of $25 and multiples of $25 in excess thereof. The 2053 Indenture, 2053 Junior Subordinated Notes and related Guarantees (as defined below) are governed by, and construed in accordance with, the laws of the State of New York. U.S. Bank Trust Company, National Association, is the trustee (the “Trustee’) for the holders of 2053 Junior Subordinated Notes and the 2053 Indenture.

Unless earlier redeemed, the entire principal amount of 2053 Junior Subordinated Notes will mature on September 15, 2053. The 2053 Junior Subordinated Notes do not provide for any sinking fund.
The 2053 Junior Subordinated Notes are unsecured and subordinated obligations of AGM. The Guarantees are unsecured and subordinated obligations of the Guarantors.
Interest and Option to Defer Interest
The initial interest rate for the 2053 Junior Subordinated Notes from and including August 23, 2023 to, but excluding, December 15, 2028 (the “First Call Date”) will be 7.625% per annum. On and after the First Call Date, the interest rate on the 2053 Junior Subordinated Notes for each Reset Period (as defined in the 2053 Indenture) will be equal to the Five-Year U.S. Treasury Rate (as defined in the 2053 Indenture) as of the most recent Reset Interest Determination Date (as defined in the 2053 Indenture) plus a spread of 3.226%.
    Interest on the 2053 Junior Subordinated Notes will be payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, subject to certain exceptions, having commenced on December 15, 2023, and will be computed on a basis of a 360-day year consisting of twelve 30-day months. The interest payment is subject to AGM’s right to defer the payment of interest, as described further below.
So long as no Event of Default (as defined in the 2053 Indenture and described further below) with respect to the 2053 Junior Subordinated Notes has occurred and is continuing, AGM may, on one or more occasions, defer interest payments on the 2053 Junior Subordinated Notes for one or more optional deferral periods of up to five consecutive years without giving rise to an Event of Default under the terms of the 2053 Junior Subordinated Notes. A deferral of interest payments cannot extend, however, beyond the maturity date or the earlier acceleration or redemption of the 2053 Junior Subordinated Notes. During an optional deferral period, interest will continue to accrue on the 2053 Junior Subordinated Notes, and deferred interest payments will accrue additional interest at the then applicable interest rate on the 2053 Junior Subordinated Notes, compounded quarterly as of each interest payment date to the extent permitted by applicable law. During an optional deferral period, AGM will be prohibited from paying current interest on the 2053 Junior Subordinated Notes until all accrued and unpaid deferred interest plus any accrued interest thereon has been paid. No interest otherwise due during an optional deferral period will be due and payable on the 2053 Junior Subordinated Notes until the end of such optional deferral period except upon an acceleration or redemption of the 2053 Junior Subordinated Notes during such deferral period.
At the end of five years following the commencement of an optional deferral period, AGM must pay all accrued and unpaid deferred interest, including compounded interest if it has not been paid before that time. If, at the end of any optional deferral period, AGM has paid all deferred interest due on the 2053 Junior Subordinated Notes, including compounded interest, AGM can again defer interest payments on the 2053 Junior Subordinated Notes as described above.
AGM will provide to the Trustee and the holders of 2053 Junior Subordinated Notes written notice of any deferral of interest at least two and not more than 60 business days prior to the applicable interest payment date.
If AGM has exercised its right to defer interest payments on the 2053 Junior Subordinated Notes, neither AGM nor any Guarantor may generally make payments on or redeem or purchase any of its equity interests or any of its debt securities or guarantees that rank pari passu or junior to the 2053 Junior Subordinated Notes, subject to exceptions for:
•pro rata cash distributions in respect of income tax liabilities pursuant to the organizational documents of AGM and the Guarantors existing as of the closing of the offering of the 2053 Junior Subordinated Notes;
•dividends or distributions of equity interests;

•dividends in connection with a stockholder’s rights plan;
•reclassification, exchange or conversion of equity interests;
•purchases of fractional equity interests;
•certain purchases of equity from employees and other insiders;
•any exchange, redemption or conversion of any series or class of equity interests for or into another class or series of equity interests;
•purchases, redemptions or acquisitions of securities under any agreement entered into prior to and not entered into in anticipation of the commencement of the optional deferral period; and
•payment of interest on pari passu debt (a) on a pro rata basis with the 2053 Junior Subordinated Notes or (b) if a default would occur under such pari passu debt, on a non-pro rata basis.
Redemption
We may elect to redeem the 2053 Junior Subordinated Notes:
•in whole or in part, during the three-month period prior to, and including, December 15, 2028 and the three-month period prior to, and including any subsequent Reset Date (as defined in the 2053 Indenture), at a redemption price equal to 100% of the principal amount of the 2053 Junior Subordinated Notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date;
•in whole, but not in part, within 120 days of the occurrence of a Tax Redemption Event (as defined in the 2053 Indenture), at a redemption price equal to 100% of the principal amount of the 2053 junior Subordinated Notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date; or
•in whole, but not in part, withing 120 days after the occurrence of a Rating Agency Event (as defined in the 2053 Indenture), at a redemption price equal to 102% of the principal amount of the 2053 Junior Subordinated Notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date.
Guarantees
In addition to the guarantees (the “Guarantees”) provided by Apollo Asset Management, Inc., Apollo Principal Holdings I, L.P., Apollo Principal Holdings II, L.P., Apollo Principal Holdings III, L.P., Apollo Principal Holdings IV, L.P., Apollo Principal Holdings V, L.P., Apollo Principal Holdings VI, L.P., Apollo Principal Holdings VII, L.P., Apollo Principal Holdings VIII, L.P., Apollo Principal Holdings IX, L.P., Apollo Principal Holdings X, L.P., Apollo Principal Holdings XII, L.P., AMH Holdings (Cayman), L.P., and Apollo Management Holdings, L.P., any New Apollo Operating Group Entity (other than a Non-Guarantor Entity as defined in the 2053 Indenture) must provide a Guarantee. “New Apollo Operating Entity” means any subsidiary (other than a directly or indirectly wholly-owned subsidiary) of Apollo Asset Management, Inc. other than (i) a then-existing Guarantor, (ii) any person in which Apollo Asset Management, Inc. directly or indirectly owns its interest through one or more then-existing Guarantors or (iii) any person through which Apollo Asset Management, Inc. directly or indirectly owns its interests in one or more then-existing Guarantors. Athene Holding Ltd. and its direct and indirect subsidiaries will not be required to guarantee the 2053 Junior Subordinated Notes.
Subordination
The payment of the principal of, premium, if any, and interest on the 2053 Junior Subordinated Notes and the payment of any Guarantee will:

•rank junior in right of payment to all existing and future Senior Indebtedness (as defined in the 2053 Indenture) of AGM or the relevant Guarantor;
•rank equal in right of payment with all existing and future Indebtedness Ranking on a Parity with the 2053 Junior Subordinated Notes (as defined in the 2053 Indenture) of AGM or the relevant Guarantor;
•be effectively subordinated to all existing and future secured Indebtedness (as defined in the 2053 Indenture) of AGM or the relevant Guarantor, to the extent of the value of the assets securing such Indebtedness; and
•be structurally subordinated in right of payment to all existing and future Indebtedness, liabilities and other obligations of each subsidiary of AGM or the relevant Guarantor that is not itself AGM or a Guarantor.
The 2053 Indenture does not contain any limitations on the amount of additional Indebtedness that we or any of the Guarantors or their respective subsidiaries may incur, including Senior Indebtedness.
Upon any payment or distribution of assets to creditors upon any receivership, liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, or similar proceedings, the holders of Senior Indebtedness will first be entitled to receive payment in full in cash or other satisfactory consideration of all amounts due or to become due, including interest accruing after the filing of a bankruptcy or insolvency proceeding on or in respect of such Senior Indebtedness before the holders of the 2053 Junior Subordinated Notes will be entitled to receive or retain any payment in respect thereof.
In the event of the acceleration of the maturity of 2053 Junior Subordinated Notes, the holders of all Senior Indebtedness outstanding at the time of such acceleration will first be entitled to receive payment in full in cash or other satisfactory consideration of all such Senior Indebtedness before the holders of the 2053 Junior Subordinated Notes will be entitled to receive or retain any payment in respect of the 2053 Junior Subordinated Notes.
In the event and during the continuation of any default in any payment with respect to any Senior Indebtedness, or in the event that the maturity of any Senior Indebtedness has been or would be permitted upon notice or the passage of time to be accelerated because of a default, then, unless and until such default shall have been cured or waived or shall have ceased to exist and such acceleration shall have been rescinded or annulled, then no payments on account of principal or premium, if any, or interest in respect of the 2053 Junior Subordinated Notes may be made, in each case unless and until all amounts due or to become due on such Senior Indebtedness are paid in full in cash or other satisfactory consideration.
As of December 31, 2023, AGM and the Guarantors had $2,957 million in outstanding Senior Indebtedness, $297 million in outstanding Indebtedness Ranking on a Parity with the 2053 Junior Subordinated Notes and the Guarantees and no Indebtedness Ranking Junior to the 2053 Junior Subordinated Notes and the Guarantees.
Events of Default, Notice and Waiver
The following constitutes “Events of Default” under the 2053 Indenture with respect to the 2053 Junior Subordinated Notes:
(1)AGM’s failure to pay any interest, including compounded interest, on the 2053 Junior Subordinated Notes when due and payable after taking into account any optional deferral period as set forth in the 2053 Indenture, continued for 30 days;
(2)AGM’s failure to pay principal (or premium, if any) on any 2053 Junior Subordinated Notes when due, regardless of whether such payment became due because of maturity, redemption or otherwise; and

(3)certain events of bankruptcy, insolvency or reorganization of AGM or of any Guarantor (other than an Insignificant Guarantor as defined in the 2053 Indenture).
A default also includes, for example, a failure to pay interest when due if AGM does not give a timely written notice of its election to commence or continue a deferral period. If AGM does not give a timely written notice of its election to commence or continue a deferral period and fails to pay interest when due, any holder of 2053 Junior Subordinated Notes may seek to enforce its obligation to make the missed interest payment, including through legal process. However, there is no right of acceleration.
If AGM gives a timely written notice of its election to commence or continue a deferral period on any interest payment date (and, if such notice continues a deferral period, the deferral period has not continued for five years), then no default arises from AGM’s non-payment of interest on such interest payment date.
If an Event of Default with respect to the 2053 Junior Subordinated Notes shall occur under clauses (1) or (2) above, the Trustee may pursue all legal remedies available to it, including the commencement of a judicial proceeding for the collection of the sums due and unpaid or AGM’s winding up, subject to the limitations that may exist under applicable law in bankruptcy or insolvency proceedings, but the Trustee may not, in respect of any Event of Default under clause (1) above, declare the principal amount of any outstanding Notes to be due and payable.
No holder of 2053 Junior Subordinated Notes may institute any action against AGM and the Guarantors under the 2053 Indenture or the 2053 Junior Subordinated Notes (except actions for payment of overdue principal of (and premium, if any) or interest on such 2053 Junior Subordinated Notes in accordance with its terms) unless (i) the holder has given to the Trustee written notice of an Event of Default and of the continuance thereof with respect to the 2053 Junior Subordinated Notes specifying an Event of Default, as required under the 2053 Indenture, (ii) the holders of at least 25% in aggregate principal amount of outstanding 2053 Junior Subordinated Notes under the 2053 Indenture shall have requested the Trustee to institute such action and offered to the Trustee indemnity reasonably satisfactory to it against the costs, expenses and liabilities to be incurred in compliance with such request, (iii) the Trustee shall not have instituted such action within 60 days of such request and (iv) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the holders of a majority in principal amount of the 2053 Junior Subordinated Notes.
AGM is required to furnish the Trustee annually a statement by certain of its officers to the effect that, to the best of their knowledge, AGM is not in default in the fulfillment of any of its obligations under the 2053 Indenture or, if there has been a default in the fulfillment of any such obligation, specifying each such default.
Modification and Waiver
AGM, the Guarantors and the Trustee may modify the 2053 Indenture and the 2053 Junior Subordinated Notes in a manner that affects the interests or rights of the holders of 2053 Junior Subordinated Notes with the consent of the holders of at least a majority in aggregate principal amount of the 2053 Junior Subordinated Notes at the time outstanding. However, the 2053 Indenture requires the consent of each holder of notes affected by any modification which would:
(1)change the fixed maturity of, or any installment of principal or interest on, the 2053 Junior Subordinated Notes;
(2)reduce the principal amount of the 2053 Junior Subordinated Notes payable at or upon acceleration of the maturity thereof, or reduce the rate or extend the time of payment of interest thereon;
(3)reduce any premium payable upon the redemption or change the date on which the 2053 Junior Subordinated Notes must be redeemed;

(4)change the currency in which the 2053 Junior Subordinated Notes or any premium or interest is payable;
(5)impair the contractual right of any holder to bring suit for the payment of principal, premium, if any, and interest on its 2053 Junior Subordinated Notes, on or after the respective due dates expressed or provided for in such notes;
(6)reduce the percentage in principal amount of outstanding 2053 Junior Subordinated Notes the consent of whose holders is required for modification or amendment of the 2053 Indenture or for waiver of compliance with certain provisions of the 2053 Indenture or for waiver of certain defaults;
(7)modify the Guarantees in any manner adverse to the holders (in any material respect);
(8)modify the subordination provisions of the 2053 Junior Subordinated Notes in any manner adverse to the holders of the 2053 Junior Subordinated Notes; or
(9)modify any of the above.
AGM, the Guarantors and the Trustee may also modify and amend the 2053 Indenture and the 2053 Junior Subordinated Notes without the consent of any holders of 2053 Junior Subordinated Notes to:
•add covenants that would benefit the holders of any notes or surrender any right or power the 2053 Indenture confers upon AGM and the Guarantors;
•evidence the assumption of AGM’s obligations or the obligations of any Guarantor under the 2053 Indenture by a successor;
•add any additional events of default for the benefit of the holders of any 2053 Junior Subordinated Notes;
•add new guarantors;
•provide for the release of any Guarantor in accordance with the 2053 Indenture;
•secure the 2053 Junior Subordinated Notes;
•provide for a successor Trustee;
•provide for the issuance of additional 2053 Junior Subordinated Notes;
•establish forms or terms for 2053 Junior Subordinated Notes of any series;
•comply with the rules of any applicable depositary;
•add or change any provisions of the 2053 Indenture to permit the issuance of 2053 Junior Subordinated Notes in uncertificated form in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of section 163(f) of the U.S. Internal Revenue Code of 1986, as amended);
•add, change or eliminate any of the provisions of the 2053 Indenture so long as such addition, change or elimination (i) does not apply to or modify the rights of the holders of 2053 Junior Subordinated Notes of any series created prior to such addition, change or elimination and (ii) becomes effective only when there are no notes created prior to the execution of the supplemental indenture then outstanding which are entitled to the benefit of such provision;
•cure any ambiguity or omission, correct or supplement any provision of the 2053 Indenture which may be defective or inconsistent with any other provision therein;
•comply with the requirements of the Trust Indenture Act of 1939, as amended (the “TIA”) and any rules promulgated under the TIA;

•make any change that does not adversely affect the rights of any holder of 2053 Junior Subordinated Notes in any material respect; or
•conform the text of the 2053 Indenture or the 2053 Junior Subordinated Notes to any provision of the “Description of the Notes” as stated in an officers’ certificate.
The consent of the holders is not necessary under the 2053 Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.
Other Provisions
The 2053 Indenture also includes covenants, including limitations on the ability of AGM and, as applicable, the Guarantors to merge, consolidate, sell, transfer or lease assets and create liens on assets. The 2053 Indenture also contains customary provisions on defeasance and discharge.
About the Trustee
Subject to the provisions of the TIA, the Trustee is under no obligation to exercise any of its powers vested in it by the 2053 Indenture at the request of any holder of the 2053 Junior Subordinated Notes unless the holder offers the Trustee reasonable indemnity satisfactory to it against the costs, expenses and liabilities which might result. The Trustee is not required to expend or risk its own funds or otherwise incur any financial liability in performing its duties if the Trustee reasonably believes that it is not reasonably assured of repayment or adequate indemnity.